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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                  SCHEDULE TO
                                (RULE 14d-100)

      Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                               (Final Amendment)

                              HELLO DIRECT, INC.
                           (Name of Subject Company)

                          GN ACQUISITION CORPORATION
                             GN GREAT NORDIC LTD.
                                  (Offerors)

                   Common Stock, Par Value $0.001 per Share
                        (Title of Class of Securities)

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                                   423402106
                     (Cusip Number of Class of Securities)

                                Jorn Kildegaard
                            c/o John A. Bick, Esq.
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 450-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Filing Persons)

                                  Copies to:

                              John A. Bick, Esq.
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 450-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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     This Final Amendment ("Final Amendment") amends and supplements the Tender
Offer Statement on Schedule TO (the "Schedule TO") originally filed with the
SEC on October 11, 2000, by GN Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of GN Great Nordic Ltd., a Danish corporation ("Great Nordic"), as amended by Amendment No. 1 to the Schedule TO filed with the SEC on October 26, 2000, and Amendment No. 2 to the Schedule TO filed with the SEC on October 27, 2000, relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares") of Hello Direct, Inc., a Delaware corporation (the "Company"), at a price of $16.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and
(a)(2), respectively to the Schedule TO.

     All capitalized terms used in this Final Amendment without definition have the meanings attributed to them in the Schedule TO.

     The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11.  Additional Information.

     Item 11 is hereby amended and supplemented by adding to the end thereof the following:

          "The Offer expired at 12:00 midnight, New York City time, on Tuesday, November 7, 2000. Based on a preliminary count by the Depositary, as of midnight, New York City time, on Tuesday, November 7, 2000, 4,986,000 Shares were validly tendered pursuant to the Offer, representing approximately 93.6% of the Shares outstanding. Pursuant to the Offer, Purchaser has accepted for payment all such Shares validly tendered according to the terms of the Offer. A copy of the press release, dated November 8, 2000, issued by GN Netcom, Inc. announcing the completion of the tender offer is attached hereto as Exhibit (a)(9) and is incorporated by reference."

Item 12.  Materials to be Filed as Exhibits.

     Item 12 is hereby amended and supplemented by adding the following exhibit:

     "(a)(9) Text of Press Release issued by GN Netcom, Inc. on November 8,
     2000."


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                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:     November 8, 2000


                                         GN ACQUISITION CORPORATION


                                         By: /s/  P. Michael Fairweather
                                            ----------------------------------
                                            Name:  P. Michael Fairweather
                                            Title: Treasurer and Secretary



                                         GN GREAT NORDIC LTD.


                                         By: /s/  Jorgen Lindegaard
                                            ----------------------------------
                                            Name:  J0rgen Lindegaard
                                            Title: President and Chief Executive
                                                   Officer

                                         By: /s/  Jorn Kildegaard
                                            ----------------------------------
                                            Name:  J0rn Kildegaard
                                            Title: Executive Vice President


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                                 EXHIBIT INDEX

Exhibit
  No.
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(a)(9)    Text of Press Release issued by GN Netcom, Inc. on November 8, 2000.